5-86848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	June 30, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)


12026257

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

x Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 28th day of June, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: 高徳宏和
/s/ Hirokazu Takatoku
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20___, that the information set forth in this statement is true and complete.

By: __________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.4 "Stock Transfer Announcement", dated June 28, 2012. (Japanese original; English translation attached to Form CB (Amendment No. 2))

Exhibit 1.4

株式移転公告

平成24年6月28日

各　位

東京都品川区東品川二丁目2番20号
日本軽金属株式会社
代表取締役社長　石山　喬

当社は、本日開催の当社第105回定時株主総会において、平成24年10月1日（月曜日）を株式移転設立完全親会社の成立の日として、株式移転設立完全親会社である「日本軽金属ホールディングス株式会社（本店所在地：東京都品川区東品川二丁目2番20号）」を設立するための株式移転を行うことを決議いたしましたので、公告いたします。

以　上

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	June 30, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__x__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 28th day of June, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)



By: /s/ Hirokazu Takatoku
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 20____, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.4 “Stock Transfer Announcement”, dated June 28, 2012. (Japanese original; English translation attached to Form CB (Amendment No. 2))

Exhibit 1.4

株 式 移 転 公 告

平成24年6月28日

各　位

東京都品川区東品川二丁目２番20号
日 本 軽 金 属 株 式 会 社
代表取締役社長　石山　喬

当社は、本日開催の当社第105回定時株主総会において、平成24年10月１日（月曜日）を株式移転設立完全親会社の成立の日として、株式移転設立完全親会社である「日本軽金属ホールディングス株式会社（本店所在地：東京都品川区東品川二丁目２番20号）」を設立するための株式移転を行うことを決議いたしましたので、公告いたします。

以　上

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	June 30, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

x Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 28th day of June, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: 高德宏和
/s/ Hirokazu Takatoku
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20___, that the information set forth in this statement is true and complete.

By: __________
(Name)

____
(Title)

Exhibit 1.4 "Stock Transfer Announcement", dated June 28, 2012. (Japanese original; English translation attached to Form CB (Amendment No. 2))

Exhibit 1.4

株 式 移 転 公 告

平成24年6月28日

各　位

東京都品川区東品川二丁目2番20号
日本軽金属株式会社
代表取締役社長　石山　喬

当社は、本日開催の当社第105回定時株主総会において、平成24年10月1日（月曜日）を株式移転設立完全親会社の成立の日として、株式移転設立完全親会社である「日本軽金属ホールディングス株式会社（本店所在地：東京都品川区東品川二丁目2番20号）」を設立するための株式移転を行うことを決議いたしましたので、公告いたします。

以　上

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	June 30, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__x__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 28th day of June, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: /s/ Hirokazu Takatoku
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.4 "Stock Transfer Announcement", dated June 28, 2012. (Japanese original; English translation attached to Form CB (Amendment No. 2))

Exhibit 1.4

株式移転公告

平成24年6月28日

各　位

東京都品川区東品川二丁目2番20号
日本軽金属株式会社
代表取締役社長　石山　喬

当社は、本日開催の当社第105回定時株主総会において、平成24年10月1日（月曜日）を株式移転設立完全親会社の成立の日として、株式移転設立完全親会社である「日本軽金属ホールディングス株式会社（本店所在地：東京都品川区東品川二丁目2番20号)」を設立するための株式移転を行うことを決議いたしましたので、公告いたします。

以　上